U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-34427

TRI-TECH HOLDING INC.

Tri-Tech Holding Inc.

#1205 Tower B, Haidian Cultural and Arts Building

Jia 28 Zhongguancun St. Haidian District, Beijing 100086

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission Of Matters To A Vote Of Security Holders

The Registrant held its 2015 Annual Meeting of Shareholders on December 29, 2015, at 9:00 a.m., Beijing time at the Registrant’s executive offices at #1205 Tower B, Haidian Cultural and Arts Building, Jia 28 Zhongguancun St. Haidian District, Beijing 100086, People’s Republic of China. A total of 3,663,605 of the Registrant’s ordinary shares were present in person or by proxy, representing a quorum of 43.36%. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the 2015 Annual Meeting of Shareholders. Broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

1.	PROPOSAL 1: Election of Directors

To elect one Class I member of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2018 or until his successor is duly elected and qualified. Mr. Chunyu Gao received a plurality of the properly cast votes and was thereby elected to be a Class I member of the Registrant’s Board of Directors. There were 488,050 broker non-votes. The tabulation of the certified voting results is as follows:

	For		Withheld
Nominee	Number	Percentage	Number	Percentage
Chunyu Gao	3,156,090	99.39%	19,465	0.61%

2.	PROPOSAL 2: Ratification of Appointment of Independent Auditor

To ratify the appointment of Marcum Bernstein & Pinchuk LLP as the Registrant’s independent registered public accountant for the fiscal year ending December 31, 2015. The proposal was approved by a majority vote of 99.67% of the votes cast. There were 3,490 abstentions, which are counted as votes not-in-favor of the proposal, and no broker non-votes, which are disregarded for such vote. The tabulation of the certified voting results is as follows:

For		Withheld		Abstain
Number	Percentage	Number	Percentage	Number	Percentage
3,651,840	99.67%	8,275	0.23%	3,490	0.1%

Departure and Appointment of Officers and Director

Effective December 29, 2015 (Beijing Time), Mr. Haijun Yang resigned as a member of the Board of Directors (the “Board”). The Board accepted Mr. Yang’s resignation and decided not to fill the vacancy. Mr. Yang’s resignation was not the result of any disagreement with the Registrant.

Effective the same day, the Nominating Committee of the Registrant recommended, and the Board of the Registrant approved, the Audit Committee, Compensation Committee and Nominating Committee will be consist of Messrs. Peiyao Zhang, Ming Zhu and Chunyu Gao. Dr. Peiyao Zhang will act as the Chair for both the Audit Committee and the Nominating Committee. Mr. Ming Zhu will act as the Chair for the Compensation Committee.

Effective the same day, Mr. Warren Zhao resigned as a Chief Executive Officer of the Registrant. The Board accepted Mr. Zhao’s resignation. Mr. Zhao will remain as the Chairman of the Board. Mr. Zhao’s resignation was not the result of any disagreement with the Registrant.

Effective the same day, Mr. Peter Dong resigned as a Chief Financial Officer and Chief Operating Officer of the Registrant. The Board accepted Mr. Dong’s resignation. Mr. Dong’s resignation was not the result of any disagreement with the Registrant.

Effective the same day, the Chairman of the Board nominated, and the Board of the Registrant approved, the appointment of Mr. Peter Dong as the Chief Executive Officer of the Registrant for a term of 2 years.

Effective the same day, the Chairman of the Board nominated, and the Board of the Registrant approved, the appointment of Mr. William Wang as the Chief Financial Officer of the Registrant for a term of 2 years.

Mr. William Wang, 51, has served as the Vice President of the Registrant since 2014. From 2012 to 2014, Mr. Wang was the head of the Strategic Development Department of the Registrant. From 2009 to 2012, Mr. Wang was the President of Tranhold Environmental (Beijing) Tech. Co., Ltd. (“Tranhold”), a subsidiary of the Registrant. In 1988, Mr. Wang graduated from Beihang University with a Master degree in Electronic Engineering. Mr. Wang received his bachelor degree in Electronic Engineering from Beihang University in 1985. Mr. Wang has been chosen to serve as our CFO because of his experience as the Vice President of the Registrant overseeing the department of corporate business development and the department of finance and accounting.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRI-TECH HOLDING INC.

By:	/s/ Peter Dong
Name: Peter Dong Its: Chief Executive Officer

Dated: December 31, 2015